SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 HomeSide, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title and Class of Securities)

                                     437608 10 2
                                 (CUSIP Number)


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CUSIP No.  437608 10 2                                 Page 2 of 6


(1)  Names of  Reporting  Person

          Thomas H. Lee Foreign Fund III, L.P.

          S.S. or I.R.S. Identification  Nos. of Above Person    04 3303055


(2)  Check the Appropriate Box if a Member of a Group

     (a)  ___.

     (b)  _X_.

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

         Delaware

Number of           (5)  Sole Voting Power -0-
Shares
Beneficially        (6)  Shared Voting Power 464,814
Owned by Each
Reporting           (7)  Sole Dispositive Power -0-
Person With
                    (8)  Shared Dispositive Power 464,814

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person - 464,814

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares __________.
X
(11) Percent of Class Represented by Amount in Row 9 - 1.07%

(12) Type of Reporting Person

         PN

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CUSIP No.  437608 10 2                                 Page 3 of 6



Item 1(a). Name of Issuer:

         HomeSide, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

         7301 Baymeadows Way
         Jacksonville, Florida  32256

Item 2(a). Name of Person Filing:

         See Item (1) of the cover pages

Item 2(b). Address of Principal Business Office:

         c/o Thomas H. Lee Company
         75 State Street
         Boston, MA 02109

Item 2(c). Citizenship:

         See item (4) of cover pages

Item 2(d). Title of Class of Securities:

         Common Stock

Item 2(e). CUSIP Number:

         437608102

Item 3.    Nature of Person Filing:

         Not applicable

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CUSIP No.  437608 10 2                                 Page 3 of 6


Item 4.    Ownership:

           (a) Amount Beneficially Owned:

               See item (9) of cover pages

           (b) Percent of Class:

               See Item (11) of cover pages

           (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                     See item (5) of cover pages
               (ii)  shared power to vote or to direct the vote:
                     See item (6) of cover pages
               (iii) sole power to dispose or to direct the disposition of:
                     See item (7) of cover pages
               (iv)  shared power to dispose or to direct the dispositon of:
                     See item (8) of cover pages

Note: Due to an existing arrangement among Thomas H. Lee Equity Advisors III Limited Partnership, THL Equity Trust III, and the reporting person, Thomas H. Lee Equity Advisors III Limited Partnership and THL Equity Trust III could each be deemed to beneficially own the shares of the reporting person reported herein. Thomas H. Lee Equity Advisors III Limited Partnership and THL Equity Trust each disclaim beneficial ownership of such shares.

Item 5. Ownership of Five Percent or Less of Class:

          Not Applicable


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CUSIP No.  437608 10 2                                 Page 4 of 6


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8. Identification and Classification of Members of the Group:

         Not applicable

Item 9. Notice of Dissolution of Group:

         Not applicable
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CUSIP No.  437608 10 2                                 Page 5 of 6


Item 10. Certification:

         Not applicable.

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CUSIP No.  437608 10 2                                 Page 6 of 6


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THOMAS H. LEE FOREIGN FUND, III, L.P.

                              By: THL Equity Advisors III Limited Partnership,
                                     its General Partner


                              By: THL Equity Trust III, its General Partner


                              By: /s/Thomas H. Lee
                                   Name:   Thomas H. Lee
                                   Title:  Trustee